UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

NuZee Inc.

(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

67073S208
(CUSIP Number)

April 13, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d -1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 67073S208

1.	Names of Reporting Persons

Sooncha Kim

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Korea

	5.	Sole Voting Power
Number of Shares		1,220,084(1)
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 1,220,084(1)
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,220,084(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented By Amount in Row (9)

6.6%(2)

12.	Type of Reporting Person (See Instructions)

IN

(1)	Includes 405,055 shares of common stock, $0.00001 par value per share (the “Common Shares”), that could be obtained upon exercise of 405,055 warrants to purchase Common Shares at a price of $2.00 per share.

(2)	Based on 18,209,697 shares of the Issuer’s common stock outstanding as of February 4, 2022 as reported in the Issuer’s Form 10-Q for the quarter ended December 31, 2021.

Item 1(a)	Name of Issuer:

NuZee, Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

1401 Capital Avenue, Suite B
Plano, Texas 75074

Item 2(a)	Name of Person Filing:

Sooncha Kim (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

8/F., NIHOMBASHI MM BLGD., 3-5-12 NIHOMBASHI, CHUO-KU, 103-0027, TOKYO, JAPAN

Item 2(c)	Citizenship:

Mr. Kim is a citizen of Korea.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share.

Item 2(e)	CUSIP Number:

67073S208

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached cover pages.

Item 4(b)	Percent of Class:

See the responses to Item 11 on the attached cover pages.

Item 4(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2022	/s/ Sooncha Kim
Sooncha Kim